Thomas R. Hiller T +1 617 951 7439 thomas.hiller@ropesgray.com

 August 11, 2025

VIA EDGAR AND ELECTRONIC MAIL

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	Eaton Vance California Municipal Bond Fund (File No. 811-21147)
Eaton Vance New York Municipal Bond Fund (File No. 811-21148)
PRE 14A Preliminary Proxy Statements filed on Schedule 14A Filed August 4, 2025

Dear Ms. Dubey:

Thank you for your oral comments provided on August 7, 2025 relating to the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of Eaton Vance California Municipal Bond Fund (“EVM”) and Eaton Vance New York Municipal Bond Fund (“ENX,” and together with EVM, the “Funds”). The Staff’s comments are summarized below to the best of our understanding, followed by the Funds’ responses. Capitalized terms not otherwise defined herein have the meanings set forth in the Preliminary Proxy Statement.

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1.	Comment: Please supplementally address whether either of the Funds, its advisers, or any of the Fund’s affiliates have entered into a standstill agreement with respect to the Fund and a third party. If so, please provide a copy of such agreement or direct the Staff to where such agreement is filed on EDGAR. It is the Staff’s intention to review any such agreement, and the Staff may have additional comments upon review. For purposes of this comment, a “standstill agreement” is an agreement in which a third party agrees to take or not to take one or more specified actions with respect to the Fund.

Response: With respect to each Fund, Eaton Vance Management, the investment adviser to the Fund, entered into a standstill agreement, dated as of July 31, 2025, with Saba Capital Management, L.P. Copies of the standstill agreements have been separately provided to the Staff.

2.	Comment: The Staff notes the following statement under “Notice of Annual Meeting of Shareholders:” “Although each Fund is holding a separate Annual Meeting, the meetings will be held concurrently.” Please consider holding the meetings consecutively so that any shareholder who holds shares of both Funds will have an opportunity to attend both meetings.

Response: The Funds confirm that the Annual Meeting is being jointly held on September 23, 2025 at the same time and location. As a result, any shareholder who holds shares of both Funds will be able to attend the Annual Meeting of both Funds.

3.	Comment: The Staff notes the following statement under “Important Information About Your Vote—Why is the Annual Meeting being held?”: “. . . each Board has approved a Liquidation proposal pursuant to the Plan, which is required to be approved by shareholders as described herein in order to be implemented.” Please briefly disclose why the Liquidation is required to be approved by shareholders (e.g., the Fund’s organizational documents).

Response: The Funds will revise the above-mentioned statement as follows (additions in bold/underline and deletions in strike-through):

For each Fund, in addition to proposing the election of the Trustee nominees, each Board has approved a Liquidation proposal pursuant to the Plan, which is required to be approved by shareholders under the Fund’s Agreement and Declaration of Trust ~~as described herein~~ in order to be implemented.

4.	Comment: The Staff notes the following statement under “What matters will be voted on at the Annual Meeting?”: “Each elected Trustee would hold office until the applicable Fund’s 2028 annual meeting.” Please revise this statement to clarify that alternatively, if the Fund is liquidated and terminated, the elected Trustees would serve until the Liquidation is complete.

Response: The Funds will revise the disclosure under “What matters will be voted on at the Annual Meeting?” as follows (additions in bold/underline):

Shareholders of each Fund’s Common Shares are being asked to consider the Liquidation pursuant to the Plan. In addition, shareholders of each Fund’s Common Shares as of the record date are separately being asked to elect Cynthia E. Frost, Nancy Wiser Stefani and Scott E. Wennerholm as Class II Trustees. Each elected Trustee would hold office until the applicable Fund’s 2028 annual meeting. For each Fund, if the Liquidation is approved, the Trustees of each Fund (including the elected Trustees) would continue to serve as Board members until the Liquidation is completed. Each Board’s continued oversight of its Fund is important to the orderly wind up of the Fund’s operations.

5.	Comment: The Staff notes the disclosure under “How could the Liquidation affect me?” Please disclose whether or not the Fund would also deviate from its 80% fundamental policy and the consequences of that during the Liquidation.

Response: The Funds will revise the first paragraph under “How could the Liquidation affect me?” as follows (additions in bold/underline):

For each Fund, if the Liquidation is approved, then the Fund will wind up its business, convert any remaining portfolio securities to cash and make one or more liquidating distributions to shareholders. In connection with the Liquidation, each Fund may deviate from its investment objective, policies and strategies (including its policy to invest at least 80% of its net assets in municipal obligations, the interest on which is exempt from federal income tax, and applicable state and/or city personal income taxes and that are rated A or better by the national rating agencies) to ensure an orderly liquidation and termination and may invest the proceeds from sales of its portfolio securities in cash or cash equivalent securities as soon as is reasonable and practicable depending on market conditions and consistent with the terms of the Plan. As a result, the Liquidation may adversely impact eligibility of each Fund’s distributions for favorable tax treatment, including treatment as “exempt-interest dividends” generally exempt from U.S. federal income tax.

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6.	Comment: The Staff notes the following statement under “What is the voting requirement for each Proposal?”: “Each Fund will vote separately on each proposal; votes of multiple Funds will not be aggregated.” Please clarify whether any proposal is contingent on any other proposal.

Response: No proposal is contingent upon the approval of any other proposal. The Funds will add the following statement to the above-mentioned section:

No proposal is contingent upon the outcome of any other proposal.

7.	Comment: Please supplementally confirm that the Fund will stay current on all filing obligations until the Liquidation is complete.

Response: Each Fund so confirms.

8.	Comment: Please supplementally confirm that the Fund will use reasonable efforts to find all shareholders entitled to receive liquidating distributions.

Response: Each Fund so confirms.

9.	Comment: Please supplementally confirm that the Fund will decide on the collectability of all receivables and will include in its calculation of liquidation expenses anything the Fund believes will not be collected.

Response: Each Fund confirms that it will decide on the collectability of all receivables and that it will include in its liquidation cost anything that the Fund believes will not be collected.

10.	Comment: Please supplementally confirm whether the Accounting Standards Codification Topic 450 (FAS No. 5) will be used in accounting for the liquidation (i.e., to make sure the Fund has set aside sufficient assets to cover its liabilities).

Response: Each Fund so confirms.

11.	Comment: Regarding the voting standard for Proposal 2, please disclose what a plurality vote is.

Response: Each Fund will revise the last paragraph on page 18 as follows:

Pursuant to each Fund’s By-Laws, with respect to any election of Trustees other than a contested election, a nominee must receive the affirmative vote of a plurality of votes cast at any meeting at which a quorum is present to be elected. A plurality means that the three Trustee nominees receiving the greatest number of votes will be elected, even if they do not receive a majority of the votes cast. . . .

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7439.

Very truly yours,

/s/ Thomas R. Hiller

Thomas R. Hiller

cc: Sarah Clinton, Esq.

Deidre Walsh, Esq.

Nicholas Di Lorenzo, Esq.

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